Mail Stop 6010

January 11, 2008

Peter B. Hirshfield, Esq.
1035 Park Avenue
New York, NY 10028-0912

Re: **Acorn Acquisition Corp.**
       Amendment No. 2 to Registration Statement on Form S-4
       Filed January 8, 2008
       File No. 333-146685

Dear Mr. Hirshfield:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 36

1.   Please refer to prior comment 1. We see that you have revised the pro forma information to include a December 31, 2005 pro forma income statement as requested. However, we see that in numerous instances, the historical financial information for Lumen Medical has been revised, including, but not limited to, the three and nine month periods ended September 30, 2007.   Also, the income statement amounts for both 2007 interim periods disclosed herein do not appear to be consistent with those presented on page F-34. Please detail for us, with corresponding explanations and reconciliations to historical financial statements, the changes made to the pro forma financial statements and the reason the amounts are different than those presented in Lumen's historical financial statements. In a related matter, the selected historical consolidated financial data of Lumen on page 18, selected unaudited pro forma condensed consolidated financial information on page 19 and the comparative per

share information on page 20 have likewise been revised. Please provide us with a similar discussion and reconciliation for these changes.

2.	Please again refer to prior comment 1. The actual Lumen and Acorn Acquisition pro forma weighted average share disclosures for the nine months ended September 30, 2006 and period(s) ended December 31, 2006 are not consistent with the same amounts presented in your response letter. Please revise the filing as necessary based on our comment or tell us why no revisions are necessary.

Exhibit 23. 1

3.	Please include currently dated consents with any amendments to this filing. In this regard, please make sure the Raich Ende Malter & Co. consents at Exhibit 23.1 refer to their audit reports on Acorn Acquisition Corp. dated *October 2, 2007*. Also, revise the disclosures on page 15 to disclose the correct Acorn Acquisition Corp. audit report date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding the comments. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Jay Webb
Reviewing Accountant